EXHIBIT 99.1

NewsRelease

TC Energy announces closing of U.S. $800 million subordinated notes offering by TransCanada Trust

CALGARY, Alberta – March 7, 2022 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced that TransCanada Trust (the Trust), a wholly-owned financing trust subsidiary of TransCanada PipeLines Limited (TCPL), has closed an offering of U.S. $800 million of 5.600% subordinated Trust Notes, Series 2022-A due March 7, 2082 (Trust Notes), guaranteed on a subordinated basis by TCPL. The Trust Notes were offered through a syndicate of underwriters, co-led by Deutsche Bank Securities Inc. and MUFG Securities Americas Inc., under the Trust's short form base shelf prospectus dated Feb. 26, 2021, as supplemented by a prospectus supplement dated March 2, 2022.

The Company intends to use the proceeds to redeem its issued and outstanding Cumulative Redeemable Minimum Rate Reset First Preferred Shares, Series 15 (TSX:TRP.PR.K) pursuant to their terms, and pending such redemption, to reduce short-term indebtedness as well as for general corporate purposes.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Trust Notes. The Trust Notes have not been approved or disapproved by any regulatory authority. The Trust Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities law, and may not be offered or sold within the United States or to, or for the account or benefit of, United States persons.

About TC Energy
We are a vital part of everyday life — delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and liquids pipelines, along with power generation and storage facilities, wherever life happens — we’re there. Guided by our core values of safety, innovation, responsibility, collaboration and integrity, our people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Jaimie Harding / Suzanne Wilton
media@tcenergy.com
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
David Moneta / Gavin Wylie / Hunter Mau
investor_relations@tcenergy.com
403-920-7911 or 800-361-6522